MAIL STOP 3561

October 31, 2006

David A. Rapaport, Esq.
General Counsel
Middle Kingdom Alliance Corp.
333 Sandy Springs Circle, Suite 223
Atlanta, Georgia 30328

> **Re: Middle Kingdom Alliance Corp.**
> **Amendment 5 to Registration Statement on Form S-1**
> **File No. 333-133475**
> **Filed on October 5, 2006**

Dear Mr. Rapaport:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our comment number one in our comment letter dated September 28, 2006. It appears to the staff that the company intends to conduct a directed share offering with respect to the registration of the redeemable warrants to be offered to the members of the company's advisory council. As a result, please provide the following disclosure, including: (i) a description of the

mechanics of how and when these warrants were or will be offered and sold to investors in the directed share program for this offering; (ii) how the prospective recipients and number of reserved securities are determined and how the prospective recipients of the reserved securities will indicate their interest in purchasing the securities; (iii) how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used; (iv) whether any electronic communications or procedures will be used by the underwriter or the company, such as e-mail; (v) a discussion of the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you; (vi) how the procedures for the directed share program differ from the procedures for the general offering to the public; (vii) when purchasers become committed to purchase their rights and (viii) copies of all written communications with prospective purchasers about the directed offering should be provided. We may have further comment.

Prospectus Cover Page

2. We note that, although the Class A warrants are described as non-redeemable, the disclosure in the fourth paragraph on the prospectus cover page refers to redemption of the Class A warrants. See also page 3. Please revise.

Selected Financial Data, page 9

3. Please revise to ensure the amounts presented in the table reconcile to amounts presented elsewhere in your registration statement. For example, as adjusted stockholders' equity amount does not reconcile to the amount presented on page 30 (capitalization).

Risk Factors, page 10

Risks Associated with Our Business

4. Please add a risk factor to address the possibility that the final $300,000 of interest on the trust account, which would otherwise be used for working capital, would have to be specified to repay Wachovia in the event of a default on the line of credit.

5. We read your response to our comment 16; however, we do not see where you have fully addressed our comment. Please revise to provide a risk factor to discuss your ability to redeem the warrants pursuant to section 6.1 of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is not current and therefore, the warrant holder may receive much less than fair value for the instrument if redeemed by

the company. Discuss the risk of a current prospectus not being available during the 30 days prior to redemption (e.g. measurement period). Also, please clarify that a holder of warrants may not be able to exercise their warrants during the redemption period if a current prospectus is unavailable.

6. In regard to the above comment, please add to the risk factor, "An effective registration statement may not…" to clarify (i) in no event will the company be required to net cash settle and (ii) in the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the shares included in such unit.

7. The twenty-second risk factor on page 18 is unclear, and it appears that the first clause of the discussion is misplaced. Please revise.

8. We do not understand the use of the word "may" in the thirty-fifth risk on page 22 concerning warrants purchased in the private placement. Please advise or revise.

Use of Proceeds, page 26

9. Tell us why it is appropriate to include $723,600 in your table considering this transaction related to an event that has already occurred and been presented in your historical financial statements. Please advise or revise to remove this amount here and throughout your registration statement.

* * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are

Mr. David A. Rapaport
Middle Kingdom Alliance Corp.
October 31, 2006
Page 4

responsible for the accuracy and adequacy of the disclosures they have made.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

       Sincerely,

       John Reynolds
       Assistant Director

cc: Ralph V. DeMartino, Esq.
       Fax: (212) 912-4830